Exhibit 99.2

Summary of Implementation Deed

1	Overview

Prime Infrastructure Holdings Limited (PIHL), Prime Infrastructure RE Limited (PIRE) as responsible entity for Prime Infrastructure Trust (PIT) and Prime Infrastructure Trust 2 (PIT2) and Brookfield Infrastructure Partners Limited as general partner of Brookfield Infrastructure Partners L.P (BIP) have entered into the Implementation Deed under which, subject to the Schemes becoming effective, each Prime Securityholder on the register on the record date other than BIP Bermuda Holdings IV Limited (Scheme Participant) will receive 0.24 of a limited partnership interest in BIP (BIP Interests) in consideration for each of their Prime Securities1. If the Schemes become effective, BIP will acquire all the Prime Securities (other than those held by BIP Bermuda Holdings IV Limited).

In conjunction with the Schemes, BIP will also make a takeover offer for all Prime Securities (Offer). The Offer is conditional upon the Schemes not becoming effective.

2	The Schemes and Offer

2.1	Schemes

The Schemes consist of:

•	a company scheme of arrangement of PIHL pursuant s411 of the Corporations Act (Company Scheme); and

•	a trust scheme of arrangement for each of PIT and PIT2 under which the constitutions of PIT and PIT2 will be amended (Trust Schemes),

pursuant to which BIP will acquire all the Prime Securities (other than those held by BIP Bermuda Holdings IV Limited) in exchange for 0.24 of a BIP Interest per Prime Security1.

A liquidity facility will be provided under which Scheme Participants may elect, in lieu of up to 4000 BIP Interests per Holder, to receive cash on the basis of US$17.02 per BIP Interest (subject to the limitation described below). Cash available to fund this facility will be capped at a value of US$300 million and any excess BIP Interests that Scheme Participants elect into the facility will be sold on-market, and Scheme Participants will receive the blended price.

Foreign holders who are ineligible to receive BIP Interests will have the BIP Interests that they would otherwise receive, participate in a sales facility. To the extent that the overall US$300 million liquidity facility cap is not exhausted by the voluntary liquidity facility, such foreign holders will be paid from the surplus cash a price per BIP Interest equal to the volume weighted average price of BIP Interests over the 20 trading days prior to the implementation of the Schemes and, to the extent required, any excess BIP Interests that would otherwise have been issued to ineligible foreign holders will be sold on-market, and Scheme Participants will receive the blended price.

The Company Scheme and the Trust Schemes are inter-conditional so that each of the Company Scheme and the Trust Schemes must become effective in order for BIP to acquire the Prime Securities.

1
Subject to provisions allowing holders other than ineligible foreign holders to elect to receive cash in lieu of up to 4,000 BIP Interests and provisions under which ineligible foreign holders will receive cash in lieu of BIP Interests.

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2.2	Offer

If the Schemes do not become effective, BIP will continue to make the Offer for all of the Prime Securities subject to satisfaction or waiver of all conditions thereto. This Offer may result in BIP acquiring less than 100% of Prime. If the Offer proceeds, and subject to receipt of appropriate regulatory relief, a sales facility will be available to foreigners ineligible to receive  BIP Interests. In lieu of their BIP Interests, such foreign holders will receive cash up to a cap at a price based on the volume weighed average price of BIP Interests over the 20 trading days prior to the expiry of the Bid and, to the extent required, any excess BIP Interests that would otherwise have been issued to ineligible foreign holders will be sold on-market, and Scheme Participants will receive the blended price. The cap  will be US$100 million or such greater amount (not exceeding $300 million) determined by BIP.

If regulatory relief is not received and the associated condition is waived, all BIP Interests that would otherwise be issued to ineligible foreigners will be sold on-market on their behalf.

There will not be a voluntary liquidity facility under the Offer.

The Offer price will be 0.24 of a BIP Interest per Prime Security (which is the same as under the Schemes).

3	Conditions

3.1	Schemes

The Schemes are subject to the following Conditions Precedent:

•
all waiting and other time periods under applicable laws or regulations having expired and all regulatory obligations having been complied with (including obtaining approvals, consents or relief from ASIC, ASX, FIRB, the Overseas Investment Office of New Zealand, the European Competition Commission, the Committee on Foreign Investment in the United States, the Federal Energy Resources Commission, the Federal Trade Commission and Assistant Attorney General in charge of the Anti-Trust Division of the Department of Justice, the Toronto Stock Exchange, the New York Stock Exchange and the Ontario Securities Commission);

•
no order being issued (and no application being made, and no action or investigation being announced) by a regulatory authority that restrains or prohibits the completion of the Schemes or requires the divestiture by BIP or BIP Bermuda Holdings IV Limited of any Prime Securities or the divestiture of any assets of Prime (unless such order is no longer effective by the end of the Offer);

•	no objection being lodged within the applicable 30 day period to the final approval of the NGPL Settlement approved by the Federal Energy Regulatory Commission (FERC);

•	the distribution by PIHL to its ordinary shareholders of Prime AET&D Holdings No.1 Pty Ltd shares occurring;

•	the Company Scheme and the Trust Schemes being approved by Prime Securityholders in accordance with the Corporations Act;

•	the interest holders of BIP approving the issue of BIP Interests for the purposes of providing consideration under the Schemes;

•	the Toronto Stock Exchange and the New York Stock Exchange approving the listing of the BIP Interests to be offered as consideration under the Schemes;

•
the Court approving the Company Scheme in accordance with section 411(4)(b) of the Corporations Act and providing the requested confirmation under section 63 of the Trustee Act 1925 (NSW) in respect of each Trust Scheme;

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•	all approvals of third parties which are necessary or desirable to implement the Schemes being obtained, including consents to avoid breach of any change of control provisions;

•	the Independent Expert issuing a report concluding that the Schemes are in the best interests of the Scheme Participant and are fair and reasonable;

•	there being no Prime Prescribed Occurrence, without BIP’s consent and no Brookfield Prescribed Occurrence, without Prime’s consent;

•	there being no Prime Material Adverse Change and no Brookfield Material Adverse Change;

•	the Implementation Deed not being terminated;

•	BIP signing and delivering the Deed Poll before the date of despatching the Scheme Booklet to Prime Securityholders;

•
there being no change in law that restrains or prohibits the implementation of the Schemes or requires the divestiture by BIP or BIP Bermuda Holdings IV Limited of any Prime Securities or the divestiture of any assets of Prime;

•
Prime does not breach or threaten to breach any provisions of any agreement to which Prime (or its subsidiaries) is party which results in any monies owed by Prime being repayable earlier than the original repayment date, or another specified event, that has a materially adverse effect on Prime;

•	all material approvals or authorisations required for the operation of the business by Prime remaining in force; and

•	the Prime Board not withdrawing its recommendation of the Schemes to Prime Securityholders.

3.2	Offer

It is intended that the Offer will be subject to the following conditions:

•	the Schemes do not become effective including because the Schemes are not approved or the Schemes are withdrawn;

•	no objection being lodged within the applicable 30 day period to the final approval of the NGPL Settlement approved by the Federal Energy Regulatory Commission;

•	there being no Prime Prescribed Occurrence, without BIP’s consent;

•	there being no Prime Material Adverse Change;

•	the distribution by PIHL to its ordinary shareholders of Prime AET&D Holdings No.1 Pty Ltd shares occurring;

•
all waiting and other time periods under applicable laws or regulations having expired and all regulatory obligations having been complied with (including obtaining approvals, consents or relief from ASIC, ASX, FIRB, the Overseas Investment Office of New Zealand, the European Competition Commission, the Committee on Foreign Investment in the United States, the Federal Energy Resources Commission, the Federal Trade Commission and Assistant Attorney General in charge of the Anti-Trust Division of the Department of Justice, the Toronto Stock Exchange, the New York Stock Exchange and the Ontario Securities Commission);

•	all approvals of third parties and lender consents for the Offer to proceed are obtained, including consents to avoid breach of any change of control provisions;

•
no order being issued (and no application being made, and no action or investigation being announced) by a regulatory authority, other than ASIC or the Takeovers Panel, that restrains or prohibits the completion of the Offer or

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requires the divestiture by BIP or BIP Bermuda Holdings IV Limited of any Prime Securities or the divestiture of assets of Prime (unless such order is no longer effective by the end of the Offer);

•
there being no change in law that restrains or prohibits the completion of the Offer or requires the divestiture by BIP or BIP Bermuda Holdings IV Limited of any Prime Securities or the divestiture of any assets of Prime;

•
Prime does not breach or threaten to breach any provision of any agreement to which Prime (or its subsidiaries) is party which results in any monies owed by Prime being repayable earlier than the original repayment date, or another specified event, that has a materially adverse effect on Prime;

•	all material approvals or authorisations required for the operation of the businesses of Prime remaining in force;

•	the Prime Board not withdrawing its recommendation of the Offer to Prime Securityholders;

•	the interest holders of BIP approving the issue of BIP Interests as consideration for Prime Securities under the Offer;

•	the Toronto Stock Exchange and the New York Stock Exchange approving the listing of the BIP Interests to be offered as consideration under the Scheme;

•	the Independent Expert issuing a report concluding that the Offer is fair and reasonable and not changing its opinion to one that the offer is not fair and reasonable;

•	ASIC granting relief to permit the operation of the foreign holders sale facility as described above; and

•	consents and waivers necessary under the Prime Corporate Facility Agreement and ANZ Bank Guarantee Facility Agreement have been obtained by 4 October 2010.

4	Prime Prescribed Occurrences

Where BIP has not consented to the event and where Prime has not disclosed the occurrence of the event to BIP prior to the date of the Implementation Deed (and the event is not required or contemplated by the Implementation Deed), a Prime Prescribed Occurrence Event means the occurrence of any of the following:

•	Prime converts all or any of its shares or units into a larger or smaller number of shares or units;

•	Prime resolves to reduce its capital or reclassifies, combines, splits or redeems or repurchases any of its issued securities or financial products;

•	Prime enters into or approves a buy-back agreement or withdrawal offer;

•	Prime makes or declares any distribution excluding any distributions made in the ordinary course not exceeding 7.5 cents per Prime Security per quarter;

•
Prime or any of its subsidiaries issues, grants an option over or agrees to issue or grant an option over its securities to a person other than Prime or a controlled entity which is wholly owned, directly or indirectly, by Prime or by the relevant  issuer or grantor;

•
Prime or a controlled entity of Prime issues, or agrees to issue, securities or instruments convertible into securities to a person other than Prime or a controlled entity wholly owned, directly or indirectly, by Prime or by the relevant issuer;

•	Prime adopts a new constitution or modifies or repeals its constitution or a provision of it other than as required for the Trust Schemes;

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•	Prime or any of its subsidiaries disposes, or agrees to dispose of the whole or a substantial part of the Prime Group’s business, property or undertaking;

•	Prime or any of its subsidiaries acquires or disposes of, agrees to acquire or dispose of, or offers, proposes or announces a bid or tenders for any assets exceeding $50 million;

•	Prime or any of its subsidiaries create, or agree to create, any new encumbrance over the whole of its business or property of over $50 million in value;

•
Prime enters into or agrees to enter into a contract requiring payments in excess of $50 million over the term of the contract and under which a person does not have an unconditional right to terminate within 12 months without penalty;

•	Prime or any of its subsidiaries becomes insolvent, is wound up or terminated which results, or is reasonably likely to result, in a Prime Material Adverse Change;

•
either of PIHL or PIRE effects or facilitates the retirement, removal or replacement of PIRE as trustee or responsible entity of PIT or PIT2 or a meeting is convened in response to a notice (otherwise than a notice signed by or on behalf of BIP or its related entities) received by PIRE requisitioning a meeting of Prime Securityholders to replace PIRE as the responsible entity of PIT or PIT2;

•	either of PIHL or PIRE does or omits to do anything that could restrict PIRE’s right of indemnity from trust property;

•	either of PIHL or PIRE effects or facilitates the termination of PIT or PIT2;

•	either of PIHL or PIRE effects or facilitates the resettlement of the property of PIT and PIT2;

•
the occurrence of any review event or event of default under any third party loan to any member of the Prime Group and the taking of any step by any lender thereunder to enforce the terms thereof and which results, or is reasonably likely to result, in a Prime Material Adverse Change; or

•	Prime ceases to be admitted to the official list of ASX.

5	Brookfield Prescribed Occurrence

Where Prime has not consented to the event and where BIP has not disclosed the occurrence of the event to Prime prior to the date of the Implementation Deed (and the event is not required or contemplated by the Implementation Deed), a Brookfield Prescribed Occurrence Event means the occurrence of any of the following:

•	BIP converts all or any of its partnership interests into a larger or smaller number of partnership interests;

•
BIP or a controlled entity of BIP issues, grants an option over or agrees to issue or grant an option over its securities to a person other than BIP or a controlled entity which is wholly owned, directly or indirectly, by BIP or by the relevant  issuer or grantor other than BIP interests issued under the BIP Distribution Reinvestment Plan, or issued (subject to specified limitations) to fund the liquidity facility or issued upon conversion of existing specified convertible interests;

•
BIP or a controlled entity of BIP issues, or agrees to issue, securities or instruments convertible into securities to a person other than BIP or a controlled entity wholly owned, directly or indirectly, by BIP or by the relevant issuer except for the issue of ‘redeemable equity units’ issued (subject to specified limitations) for the purposes of funding the Schemes or the Offer;

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•	BIP adopts a new limited partnership agreement or other constitutional document or modifies or repeals any such document or a provision of it;

•
BIP makes or declares any distribution, reduction of capital, contribution reduction or otherwise other than distributions made by BIP in the ordinary course in accordance with guidance issued on or prior to the Announcement Date;

•	BIP disposes, or agrees to dispose, of the whole or a substantial part of BIP’s business, property or undertaking;

•	BIP or a controlled entity of BIP becomes insolvent, is dissolved, wound up or terminated which results, or is reasonably likely to result, in a Brookfield Material Adverse Change;

•
another entity replaces Brookfield Infrastructure Partners Limited as the general partner of BIP (except Brookfield Asset Management Inc., BIP Bermuda Holdings IV Limited or their associates who are wholly-owned (directly or indirectly) by Brookfield Asset Management Inc.);

•
the occurrence of any review event or event of default under any third party loan to BIP or a Controlled Entity and the taking of any step by any lender thereunder to enforce the terms thereof and which results, or is reasonably likely to result, in a Brookfield Material Adverse Change;

•	BIP Interests cease to be quoted on both of the New York Stock Exchange and the Toronto Stock Exchange;

•	BIP or a controlled entity of BIP creates, or agrees to create, any new encumbrance over the whole of its business or property of over US$100 million in value; or

•	BIP contravenes the Limited Partnership Act 1883 of Bermuda, The Partnership Act 1902 of Bermuda or the Exempted Partnerships Act 1992 of Bermuda which results in a Brookfield Material Adverse Change.

6	Prime Material Adverse Change

Any event, change or matter which has occurred or becomes known to BIP and which (individually or when aggregated with all such events, changes or matters) has, or could reasonably be expected to have a material adverse effect on the businesses, assets, liabilities, financial or trading position, profitability or prospects of Prime and its controlled entities (taken as a whole), other than events or matters required to be done by Prime pursuant to the Implementation Deed or an event, occurrence or matter apparent or reasonably ascertainable by BIP from public announcements made by Prime to any stock exchange or information disclosed in writing by Prime to BIP or Brookfield Asset Management Inc. prior to the date of the Implementation Deed.

7	Brookfield Material Adverse Change

Any event, change or matter which has occurred or becomes known to Prime and which (individually or when aggregated with all such events, changes or matters) has, or could reasonably be expected to have a material adverse effect on the businesses, assets, liabilities, financial or trading position, profitability or prospects of BIP and its controlled entities (taken as a whole), other than events or matters required to be done by BIP pursuant to the Implementation Deed or an event, occurrence or matter apparent or reasonably ascertainable by Prime from public announcements made by BIP to any stock exchange or information disclosed in writing by BIP to Prime prior to the date of the Implementation Deed.

8	Exclusivity

Prime has warranted that other than the discussions with BIP in respect of the Schemes and the Offer, it is not currently in discussions in respect of any proposal or transaction that would result in a person other than BIP acquiring a relevant interest in 20% or more of Prime Securities or 20% or more of Prime’s assets or obtaining control of Prime (Competing Bid).

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Prime has agreed to a ‘no shop’ provision. In addition, subject to their statutory and fiduciary duties, the Prime Directors must notify BIP if Prime receives any unsolicited approaches with respect to a Competing Bid (or certain events likely to lead to, or relate to, a Competing Bid). BIP (or a related entity) has the right to match any Competing Bid.

9	Termination

Either Prime or BIP may terminate the Implementation Deed:

•	if the other party is in material breach of the Implementation Deed and that breach remains unremedied within 10 business day of receiving notice of that breach;

•
if the other party becomes insolvent or a related body corporate of the other party becomes insolvent and this constitutes a Brookfield Material Adverse Change or a Prime Material Adverse Change (as appropriate);

•
if the Independent Expert opines that, or changes its previously given opinion to an opinion that, the Schemes are not in the best interests of Prime Securityholders and the Offer is not fair and reasonable;

•	if a Court, governmental body or regulator has taken action which permanently restrains or prohibits the Schemes or Offer;

•	if a Competing Bid that is more favourable to Prime Securityholders in the reasonable, good faith opinion of all the Prime Directors (after taking financial and legal advice) is made;

•	6 months after the date of the Implementation Deed; or

•	if agreed by Prime and BIP.

BIP may terminate the Implementation Deed if:

•	a majority of the Prime Directors (excluding the Prime Directors who were nominated by BIP) withdraw their recommendation to Prime Securityholders to approve the Schemes or accept the Offer;

•	the Independent Expert opines that the Schemes are not in the best interests of Prime Securityholders or the Offer is not fair and reasonable;

•	Prime breaches a representation and warranty contained in the Implementation Deed and this breach results in a Prime Material Adverse Change; or

•	the Schemes have not become effective on or before 31 December (End Date) or cannot be effective or implemented on or before the End Date.

Prime may terminate the Implementation Deed if:

•	BIP breaches a representation and warranty contained in the Implementation Deed and this breach results in a Brookfield Material Adverse Change;

•
a majority of the Prime Directors (excluding the Prime Directors who were nominated by BIP) withdraw their recommendation in relation to the Schemes and the Offer as permitted by the Implementation Deed; or

•	the financing facility which BIP is required to provide to Prime is not executed before dispatch of the Offer.

In addition, Prime may terminate the Schemes only, if:

•	a majority of the Prime Directors (excluding the Prime Directors who were nominated by BIP) withdraw their recommendation in relation to the Schemes as permitted by the Implementation Deed; or

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•	the Independent Expert opines that the Schemes are not in the best interests of Prime Securityholders.

Prime may terminate its obligations in relation to the Offer only, if:

•	a majority of the Prime Directors (excluding the Prime Directors who were nominated by BIP) withdraw their recommendation in relation to the Offer as permitted by the Implementation Deed; or

•	the Independent Expert opines that the Offer is not fair and reasonable.

If a termination right is exercised, the Schemes will not proceed and, in certain circumstances, BIP will be able to withdraw the Offer.

10	Representations, warranties and other obligations

Each of Prime and BIP has given representations and warranties to the other which are customary for an agreement of this kind. The Implementation Deed also contains the usual mechanical provisions relating to the formulation, documentation and prosecution of the Schemes and the Offer.

11	End Date

Prime and BIP have committed to implement the Schemes by the End Date. If the Schemes are not effective by the End Date, Prime and BIP must consult in good faith to determine whether the Schemes can proceed by way of alternative means, to extend the relevant time or date for the satisfaction of the Conditions Precedent or to extend the End Date.

If the parties cannot reach agreement within 5 business days, either party may terminate the Implementation Deed insofar it relates to the Schemes.

ENDS

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